April 18, 2006


 Sasha S. Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Per our conversation today, I have prepared a point by point response to EITF 99-19 related to reporting revenue gross as a principal versus net as an agent for patient billings at our affiliated clinics.

 7. The company is the primary obligor in the arrangement- We are responsible for providing the service (treatment of the patient referred to the clinic) because we have the ultimate responsibility for fulfillment (completion of treatment plan and settlement of case through attorney selected by us). We have the ultimate risk and reward because once the treatment is completed, all further actions are our responsibility. The treating doctor at an affiliated clinic is monitored and his performance evaluated in the same manner as a doctor at a company-owned clinic. We make representations to the patients during the marketing process that we are sending them to our doctor. If we were to survey patients treated at our company-owned versus affiliate clinics, they would not know whether they were treated by an affiliate doctor or a doctor who is an employee at a company-owned clinic. They are only concerned about the treatment plan and settlement of their case.

 8. The company has general inventory risk- We do not see this point as relevant.

 9. The company has latitude in establishing price- In this situation, we establish the price for procedures performed by the affiliated doctor for our patients. A fee schedule is provided to the doctor, which is the same for company-owned and affiliated patients in the same locale. The affiliated doctor may also treat patients that were not referred by us. Since these patients do not fall under our service agreement with the doctor, he may have a different pricing schedule. For example, a doctor may have patients whom he has treated over a long period (maintenance patients) where he charges a reduced fee for a chiropractic adjustment. Since these patients are not ours, he can bill and collect at his discretion.

 10. The company changes the product or performs part of the service- The relevant point here is the fact that we perform part of the service in the sense that the treatment period extends from the solicitation of the patient by our marketer, then referral to our attorney treatment of the patient and finally settlement of the case with 100% of the payment to us. The service performed by the affiliated doctor is treatment of the patient under our direction.

 11. The company has discretion in supplier selection- The relevant point here is that if an affiliated doctor is not meeting our criteria for treatment of patients and as a result patients are unhappy, we will seek out a replacement doctor in the same locale, which we recently did in a town about 30 miles from San Antonio.

 12. The company is involved in the determination of product or service- The relevant point here is the fact that we provide the treatment plan to the affiliated doctor.

 13. The company has physical loss inventory risk- We do not see this point as relevant.

 14. The company has credit risk- We have responsibility for the settlement of the case. The affiliated doctor is not involved beyond the treatment period. The doctor is not paid if there is no collection.

 15. The supplier is the primary obligor- The affiliated doctor only treats the patient under our direction and is not the primary obligor.

 16. The amount the company earns is fixed- The amount is not fixed. We are responsible for obtaining payment for services from the case settlement. The affiliated doctor has no involvement beyond the treatment period.

 17. The supplier has credit risk- Although the doctor is not paid until settlement, he understands that we are responsible for all collections. To date there have been very few cases that did not reach settlement where the doctor did not receive payment for treating our patients.

 When your schedule permits, please call me at 972-538-0122 x206 or email to jstuecheli@msn.com to schedule a time to discuss this letter. I look forward to a timely resolution.

 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO